Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

March 25, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jernigan Capital, Inc.
Registration Statement on Form S-11 (SEC File No. 333-202219)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Jernigan Capital, Inc. (the “Company”) that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on March 26, 2015 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between March 13, 2015 and March 24, 2015, the approximate number of copies of the Preliminary Prospectus dated March 13, 2015 (the “Preliminary Prospectus”) that were distributed to prospective underwriters, investors, dealers and others is 1,453 copies.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

    As Representative of the Underwriters

By:	/s/ Kent Nelson
Name: Kent Nelson
Title: Authorized Signatory